                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                         RIBOZYME PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   76256710-5
                     (CUSIP Number of Class of Securities)

                                 Thomas A. Mann
                             4920 Commerce Parkway
                        Warrensville Heights, OH  44128

                                with a copy to:

                            Warren Goldenberg, Esq.
                             3300 BP America Bldg.
                               200 Public Square
                             Cleveland, Ohio  44114
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                               DECEMBER 23, 1996
            (Date of Event which Requires Filing of this Statement)

________________________________________________________________________________


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 16 Pages
                            Exhibit Index on Page 12

CUSIP No. 76256710-5
________________________________________________________________________________
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         THOMAS A. MANN -- SSN####-##-####
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)   [ X]
                                                                      (b)    [ ]
________________________________________________________________________________
3.       SEC USE ONLY

________________________________________________________________________________
4.       SOURCE OF FUNDS

         OO
________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
________________________________________________________________________________
                                  7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                               247,896
OWNED BY EACH
REPORTING PERSON                  ______________________________________________
WITH                              8.       SHARED VOTING POWER

                                           -0-
                                  ______________________________________________
                                  9.       SOLE DISPOSITIVE POWER

                                           247,896
                                  ______________________________________________
                                  10.      SHARED DISPOSITIVE POWER

                                           -0-
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         247,896
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%
________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         IN
________________________________________________________________________________

CUSIP No. 76256710-5
________________________________________________________________________________
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         A.P. VENTURE I CORP. -- EIN# 25-1540691
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)   [ X]
                                                                      (b)    [ ]
________________________________________________________________________________
3.       SEC USE ONLY

________________________________________________________________________________
4.       SOURCE OF FUNDS

         OO
________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________________________
                                  7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                               93,147
OWNED BY EACH
REPORTING PERSON                  ______________________________________________
WITH                              8.       SHARED VOTING POWER

                                           -0-
                                  ______________________________________________
                                  9.       SOLE DISPOSITIVE POWER

                                           93,147
                                  ______________________________________________
                                  10.      SHARED DISPOSITIVE POWER

                                           -0-
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         93,147
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%
________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         CO
________________________________________________________________________________

CUSIP No. 76256710-5
________________________________________________________________________________
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         THE THOMAS A. AND DIANN G. MANN FOUNDATION-TAX ID# 34-1847977
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)   [ X]
                                                                      (b)    [ ]
________________________________________________________________________________
3.       SEC USE ONLY

________________________________________________________________________________
4.       SOURCE OF FUNDS

         OO
________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO
________________________________________________________________________________
                                  7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                               -0-
OWNED BY EACH
REPORTING PERSON                  ______________________________________________
WITH                              8.       SHARED VOTING POWER

                                           -0-
                                  ______________________________________________
                                  9.       SOLE DISPOSITIVE POWER

                                           -0-
                                  ______________________________________________
                                  10.      SHARED DISPOSITIVE POWER

                                           -0-
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         CO
________________________________________________________________________________

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D is filed on behalf of Thomas A. Mann, AP Venture I Corp., a Delaware corporation ("APVI"), the Trustees of Amherst College, a Massachusetts non-profit corporation ("Amherst College") and The Thomas A. and Diann G. Mann Foundation, an Ohio non-profit corporation (the "Foundation") (all of the foregoing persons and entities are hereinafter referred to jointly as the "Reporting Persons"). This Amendment No. 2 to
Schedule 13D is filed on behalf of the Reporting Persons relative to transactions in certain common stock, $0.01 par value per share (the "Common Stock"), issued by Ribozyme Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2. is amended and supplemented by the deletion of paragraphs (4),
(5) and (6) describing Amherst College, Solway Investments Limited and Pine Street Partners II. Each of the foregoing entities terminated its participation in the coordination of possible sales of all or some portion of the shares of the Common Stock held by the Reporting Persons and ceased to be a Reporting Person by delivery of a letter to Thomas A. Mann on December 23, 1996 in accordance with the terms of that certain Joint Filing Agreement dated October 16, 1996 among the Reporting Persons.

         Item 2. is further amended and supplemented by the insertion of a new paragraph numbered (3) which reads, in its entirety, as follows:

         (3) The Foundation is a non-profit corporation organized under the laws of the State of Ohio which is operated exclusively for charitable, religious, and scientific purposes, including, for such purposes, the making of distributions to organizations that are exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") (or the corresponding provisions of any future United States Revenue Law) and which are not "private foundations" by virtue of being described in Section 509(a) of the Code. Its principal business address and principal office are located at 4920 Commerce Parkway, Warrensville Heights, Ohio 44128.

                 The Trustees of the Foundation are: Thomas A. Mann, Diann G. Mann, Richard A. Zellner, Gerald Korngold, Julie Mann Simons, David Mann and William Mann. The Executive Officers of the Foundation are: Thomas A. Mann (President), Diann G. Mann (Vice President), Richard A. Zellner (Secretary), Gerald Korngold (Treasurer) and Warren Goldenberg (Assistant Secretary).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Item 3 is amended and supplemented as follows:

         The Foundation acquired 20,000 shares of Common Stock of the Issuer by way of a charitable contribution of such shares of Common Stock of the Issuer from Thomas A. Mann on December 23, 1996.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

         (The number of issued and outstanding shares of Common Stock upon which the various percentages set forth in this amended statement on Schedule 13D are based does not include any outstanding securities convertible into Common Stock or any shares of Common Stock subject to any outstanding options.)

         (a)     (i)     Thomas A. Mann is the beneficial owner of 247,896
shares of Common Stock, which constitute 3.6% of the 6,931,618 shares of Common Stock issued and outstanding as of December 6, 1996.

                 (ii) APVI is the beneficial owner of 93,147 shares of Common Stock, which constitute 1.3% of the 6,931,618 shares of Common Stock issued and outstanding as of December 6, 1996.

                 (iii) As described in Item 2 above, Amherst College ceased to be a Reporting Person on December 23, 1996.

                 (iv) As described in Item 2 above, Solway ceased to be a Reporting Person on December 23, 1996.

                 (v) As described in Item 2 above, the Partnership ceased to be a Reporting Person on December 23, 1996.

                 (vi) The Foundation was the beneficial owner of 20,000 shares of Common Stock, which constituted 0.1% of the 6,931,618 shares of Common Stock issued and outstanding as of December 6, 1996, but sold all of its shares of Common Stock between December 23, 1996 and the date of this Amendment No. 2 to Schedule 13D.

         None of the Related Parties, considered individually, owns beneficially any shares of Common Stock. However, the Related Parties may, by virtue of their respective positions with the Reporting Persons, may be deemed to own beneficially (as that terms is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Reporting Person to which such Related Party is related.

                                *    *    *    *

                 (c) Since the filing of Amendment No. 1 to the Statement on Schedule 13D on November 14, 1996, the Reporting Persons have effected the following transactions (the broker for each of these transactions was Montgomery Securities, Inc.)


                                                                                        No. of
                       Party               Transaction               Date               Shares          Price
                       -----               -----------               ----               ------          -----
                  Amherst(1)                   Sale                11/15/96                 500         $ 9.92

                  Thomas A. Mann               Sale                11/19/96              11,000         $10.30

                  APVI                         Sale                11/19/96               5,500         $10.30

                  The Partnership(1)           Sale                11/19/96                 400         $10.30

                  Solway(1)                    Sale                11/19/96                 600         $10.30

                  Thomas A. Mann               Sale                11/25/96               7,500         $11.69

                  APVI                         Sale                11/25/96               3,000         $11.69

                  Amherst(1)                   Sale                11/25/96                 804         $11.69

                  The Partnership(1)           Sale                11/25/96                 500         $11.69

                  Solway(1)                    Sale                11/25/96                 500         $11.69

                  Amherst(1)                   Sale                11/26/96                 260         $11.50

                  The Partnership(1)           Sale                11/26/96                 390         $11.50

                  Solway(1)                    Sale                11/26/96                 190         $11.50

                  Thomas A. Mann               Sale                11/29/96               7,255         $11.21

                  APVI                         Sale                11/29/96               2,167         $11.2

                  Thomas A. Mann               Sale                12/2/96                9,983         $11.80

                  APVI                         Sale                12/2/96                2,755         $11.80

                  Thomas A. Mann               Sale                12/3/96                8,400         $11.75

                  APVI                         Sale                12/3/96                3,600         $11.75

                  Amherst(1)                   Sale                12/3/96                2,800         $11.75

                  The Partnership(1)           Sale                12/3/96                2,600         $11.75

          ____________________

               1 Each of Amherst, the Partnership and Solway terminated its participation in the coordination of possible sales of all or some portion of the Common Stock held by the Reporting Persons, and ceased to be a Reporting Person, by delivery of a letter to Thomas
          A. Mann on December 23, 1996 in accordance with the terms of that certain Joint Filing Agreement dated October 16, 1996 among the Reporting Persons.

                                                                                        No. of
                       Party                Transaction             Date                Shares          Price
                       -----                -----------             ----                ------          -----
                  Solway(1)                    Sale                12/3/96                2,600         $11.75

                  Thomas A. Mann               Sale                12/4/96                1,300         $11.5625

                  APVI                         Sale                12/4/96                  500         $11.5625

                  Amherst(1)                   Sale                12/4/96                  400         $11.5625

                  The Partnership(1)           Sale                12/4/96                  400         $11.5625

                  Solway(1)                    Sale                12/4/96                  400         $11.5625

                  Thomas A. Mann               Sale                12/5/96                2,100         $11.50

                  APVI                         Sale                12/5/96                  900         $11.50

                  Amherst(1)                   Sale                12/5/96                  700         $11.50

                  Solway(1)                    Sale                12/5/96                  650         $11.50

                  The Partnership(1)           Sale                12/5/96                  650         $11.50

                  Thomas A. Mann               Sale                12/6/96                1,300         $11.1875

                  APVI                         Sale                12/6/96                  500         $11.1875

                  Amherst(1)                   Sale                12/6/96                  400         $11.1875

                  Solway(1)                    Sale                12/6/96                  400         $11.1875

                  The Partnership(1)           Sale                12/6/96                  400         $11.1875

                  Thomas A. Mann               Sale                12/9/96                3,600         $11.1875

                  APVI                         Sale                12/9/96                1,500         $11.1875

                  Amherst(1)                   Sale                12/9/96                1,200         $11.1875

                  Solway(1)                    Sale                12/9/96                1,100         $11.1875

                  The Partnership(1)           Sale                12/9/96                1,100         $11.1875

                  Amherst(1)                   Sale                12/10/96                 500         $11.1875

                  Thomas A. Mann               Sale                12/10/96              10,800         $11.1875

                  APVI                         Sale                12/10/96               4,200         $11.1875

                  Thomas A. Mann               Sale                12/12/96               3,600         $11.1875

                  APVI                         Sale                12/12/96               1,400         $11.1875

                  Thomas A. Mann               Sale                12/16/96              18,000         $11.5425

                  APVI                         Sale                12/16/96               7,000         $11.5425

                  Thomas A. Mann               Sale                12/18/96               7,200         $11.5450

                                                                                         No. of
                       Party                Transaction              Date                Shares           Price
                       -----                -----------              ----                ------           -----
                  APVI                         Sale                12/18/96               2,800          $11.5450

                  Thomas A. Mann               Sale                12/19/96               3,600          $11.2950

                  APVI                         Sale                12/19/96               1,400          $11.2950

                  Thomas A. Mann               Gift(2)             12/23/96              20,000           -------

                  APVI                         Sale                12/27/96               3,780          $11.3181

                  The Foundation               Sale                12/27/96               9,720          $11.3181

                  The Foundation               Sale                1/2/97                 7,560          $11.0867

                  APVI                         Sale                1/2/97                 2,940          $11.0867

                  Thomas A. Mann               Sale                1/3/97                 4,480          $11.1363

                  The Foundation               Sale                1/3/97                 2,720          $11.1363

                  APVI                         Sale                1/3/97                 2,800          $11.1363

                  Thomas A. Mann               Sale                1/6/97                21,600          $11.1283

                  APVI                         Sale                1/6/97                 8,400          $11.1283

          ____________________

               2 Thomas A. Mann made a charitable contribution of 20,000 shares of Common Stock of the Issuer on December 23, 1996. No broker was involved in the transaction.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

                 Item 7. is amended and supplemented as follows:

Exhibit 6 Letters dated December 23, 1996 from each of Amherst College, Solway Investments Limited and Pine Street Partners II to Thomas A. Mann notifying the Reporting Persons of its intention to terminate its participation in the coordination of possible sales of all or some portion of the shares of the Common Stock held by the Reporting Persons and to cease to be a Reporting Person.

Exhibit 7        Letter dated December 23, 1996 from The Thomas A. and Diann G.
                 Mann Foundation to the Reporting Persons agreeing to be bound by the terms of the Joint Filing Agreement dated as of October 16, 1996 among the Reporting Persons.

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  January 7, 1997                           /s/ Thomas A. Mann
                                                  -----------------------------
                                                  Thomas A. Mann, individually


DATED:  January 7, 1997                           A.P. VENTURE I. CORP.

                                                  By:         *
                                                  -----------------------------
                                                      Robert Paul, President


DATED:  January 7, 1997                           THE THOMAS A. AND DIANN G.
                                                  MANN FOUNDATION


                                                  By: /s/ Thomas A. Mann
                                                  -----------------------------
                                                      Thomas A. Mann, President





* By: /s/ Thomas A. Mann
-----------------------------------------
      Thomas A. Mann, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                    Description                                              Page
Exhibit 6     Letters dated December 23, 1996 from each of Amherst College, Solway                   13
              Investments Limited and Pine Street Partners II to Thomas A. Mann notifying the Reporting Persons of its intention to terminate its participation in the coordination of possible sales of all or some portion of the shares of the
              Common Stock held by the Reporting Persons and to cease to be a Reporting Person.


Exhibit 7     Letter dated December 23, 1996 from The Thomas A. and Diann G. Mann                    16
              Foundation to the Reporting Persons agreeing to be bound by the terms of the
              Joint Filing Agreement dated as of October 16, 1996 among the Reporting Persons.